SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

EXHIBITS

99.1	1 August 2008	Capital project:
Simandou position update

99.2	4 August 2008	Capital project:
Rio Tinto announces US$652 million investment in continued pre-feasibility studies on deep porphyry copper deposit in Arizona

99.3	8 August 2008	Capital disposal:
Rio Tinto announces the filing of a Registration Statement by Cloud Break Energy Inc. for a proposed initial public offering

99.4	12 August 2008	Capital disposal:
Rio Tinto completes sale of Kintyre Uranium Project

Filed on Form 6-K on 2 September 2008
	26 August 2008	Results for the six months ended 30 June 2008:
Record results underline strong earnings and performance momentum

99.5	26 August 2008	Directorate:
Rio Tinto — Board appointment

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	2 September 2008	Date	2 September 2008